CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
SUPERTEX, INC.

Henry C. Pao and John B, Goodrich certify that:

1. They are the President and the Secretary, respectively, of Supertex,Inc., a California corporation.

2. Article THIRD of the Articles of Incorporation of this corporation is amended to read as follows:

"THIRD: The aggregate number of shares which the corporation is authorized to issue is 40,000,000 shares, consisting of two classes, namely 30,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock.  The Preferred Stock may be issued from time to time in one or more series.  Subject to the provisions of the laws of the State of California and of this Article, the Board of Directors is hereby authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock, the designation thereof and the number of shares of Preferred Stock constituting any such series; and to increase or decrease the number of shares of Preferred Stock of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the shares of Preferred Stock of any series shall be so decreased, the shares of Preferred Stock constituting such decrease shall resume the status which they had prior to the adoption of the resolution, originally determining the number of shares of Preferred Stock of such series.

"Upon the filing of this Certificate of Amendment, each share of Common Stock outstanding immediately prior to such filing shall be converted and reconstituted into 1.5 shares of Common Stock; provided, however, that any fractional shares which would result from such conversion shall be purchased by the corporation at their fair market value as of the date of filing of this Certificate of Amendment.”

i

3. The foregoing amendment of Articles of Incorporation has been duly approved by the Board of Directors.

    4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the Corporations Code.  The total number of outstanding shares of the corporation is 6,736,510. The number of shares voting in favor of the amendment exceeded the vote required.  The percentage vote required was more than 50%.

The undersigned declare under penalty of perjury that the matters set is to in the foregoing certificate are true of their own know1edge.

Executed at Palo Alto, California, on September 30, 1983.

______________________
Henry C. Pao

ii